Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Byron B. Rooney

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4658 tel 212 701 5658 fax byron.rooney@davispolk.com

October 2, 2019

Re:	Reynolds Consumer Products Inc.
Confidential Submission of Amendment No. 1 to the Draft Registration Statement on Form S-1
Submitted October 2, 2019
CIK No. 0001786431

Ms. Sherry Haywood

Office of Manufacturing and Construction

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Haywood,

On behalf of our client, Reynolds Consumer Products Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated September 25, 2019 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting Amendment No. 1 of the Registration Statement (“Amendment No. 1”) together with this response letter. Amendment No. 1 contains certain additional updates and revisions. We are also sending, under separate cover, a copy of Amendment No. 1 and three marked copies of Amendment No. 1 showing the changes to the Registration Statement submitted on August 29, 2019.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the Staff’s comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 1 where the revisions addressing a particular comment appears.

Prospectus Cover, page i

1.    You disclose here and in the Listing section on page 135 that you “have applied” to list your Class A common stock under the symbol “REYN”. In the List section on page 17 you disclose that you “intend to apply” to list your Class A common stock under the symbol “REYN”. Please revise to make your disclosures consistent.

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Ms. Sherry Haywood
Office of Manufacturing and Construction
Division of Corporate Finance
U.S. Securities and Exchange Commission	2	October 2, 2019

Response:    The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure on the cover and pages 139 and 146 of Amendment No. 1 to reflect that we intend to apply to list our common stock under the symbol “REYN”.

Prospectus Summary, page 1

2.    We note that you intend to affect a split of your common stock prior to the closing of the offering. To the extent you intend to do this prior to the effectiveness of your Form S-1, we remind you that in accordance with SAB Topic 4(C), you will need to revise your financial statements and your disclosures throughout the filing to give effect to the expected stock split. A signed, dated, and unrestricted auditor’s report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

Response:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that it currently anticipates that it will effect the stock split after the effectiveness of the Registration Statement but prior to the closing of the offering. Accordingly, pursuant to the guidance in SAB Topic 4(C), the Company does not believe it will be necessary to revise its historical financial statements and disclosures to give retroactive effect to the split in accordance with SAB Topic 4(C); however, the Company advises the Staff that the effect of the stock split will be reflected in the “Unaudited Pro Forma Combined Financial Data,” “Capitalization” and “Dilution” sections of the Registration Statement prior to requesting that the Registration Statement be declared effective.

Risk Factors—Our amended and restated certificate of incorporation . . ., page 35

3.    We note that your forum selection provision identifies the federal district courts of the United States of America for the resolution of any complaint asserting a cause of action arising under the federal securities laws. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please ensure that your disclosure on page 35 is consistent with your disclosure on page 134.

Response:    The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure on pages 35 and 138 of Amendment No. 1 to clarify that the forum selection provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. The Company confirms that the exclusive forum provision of its amended and restated certificate of incorporation, which will be filed in a subsequent amendment to the Registration Statement, will state this clearly. Further, the Company has revised the disclosure on pages 35 and 138 of Amendment No. 1 to be consistent.

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Ms. Sherry Haywood
Office of Manufacturing and Construction
Division of Corporate Finance
U.S. Securities and Exchange Commission	3	October 2, 2019

Use of Proceeds, page 45

4.    You disclose that the offering proceeds will be used to repay debt. Please set forth the interest rate and maturity of the indebtedness. Also, if the debt was incurred within the past year, describe the use of the proceeds of the indebtedness other than short-term borrowing used for working capital. Refer to Instruction 4 of Item 504 of Regulation S-K.

Response:    The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure on page 45 of Amendment No. 1.

Dividend Policy, page 46

5.    Please clarify whether your board can declare a dividend payable to holders of a single class of common stock or whether any dividend declared is payable equally to holders of Class A and Class B common stock.

Response:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has determined to issue only one class of common stock, as reflected in Amendment No. 1.

Unaudited Pro Forma Combined Financial Data, page 54

6.    Please note that once you have provided the pro forma financial information, we will need sufficient time to review such information and may have additional comments based on your compliance with Article 11 of Regulation S-X.

Response:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that in a subsequent amendment to the Registration Statement, the Company will include certain of the pro forma financial information when it includes the interim financial statements as of September 30, 2019, and will include the remaining pro forma financial information when it includes a price range on the cover, in each case, prior to requesting that the Registration Statement be declared effective.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

7.    We note your disclosure that you intend to continually reinvent and optimize your business through your Reyvolution initiatives and that such initiatives are expected to continue to positively impact your business on a go forward basis. We further note that it appears you have incurred certain Business Rationalization costs related to your Canada operations for the three fiscal years presented based on your disclosures on page 20. It is not clear if such costs were part of your overall Reyvolution initiatives and whether similar type costs are expected to continue to be incurred in the future. Given that such initiatives have been a material focus in mitigating cost inflation related to labor and benefits among other things, please identify the nature of your cost reduction initiatives. If these initiatives represent exit or disposal activities referred to in ASC 420, please provide the disclosures required by SAB Topic 5:P.4. We also remind you that to the extent there are any material impairments associated with such activities, your disclosures should also highlight such impairments including discussing whether there are any known material adverse trends impacting your businesses. See Item 303(a)(3) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Ms. Sherry Haywood
Office of Manufacturing and Construction
Division of Corporate Finance
U.S. Securities and Exchange Commission	4	October 2, 2019

Response:     The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure on page 64 of Amendment No. 1 to provide a more robust description of the benefits derived from its Reyvolution initiatives. As detailed in the revised disclosure, the Company’s Reyvolution initiatives are predominantly centered around: (i) growth and product innovation; (ii) operational cost reduction through automation and manufacturing process optimization initiatives; and (iii) materials cost reduction through strategic sourcing initiatives.

   While the Company did incur expenses arising from one-time employee termination benefits related to its Canadian operations, the Company advises the Staff that this initiative is not significant to the Company’s overall Reyvolution initiatives or the Company. Furthermore, as detailed in the Company’s response to the Staff’s comment number 13, the Company advises the Staff that the historical one-time employee termination benefits in relation to its Canadian operations are not material, and therefore, the Company does not believe that incremental disclosure is required by SAB Topic 5:P.4.

   The Company advises the Staff that there have been no material impairments or material exit or disposal activities as a result of any of the Company’s Reyvolution initiatives during the three fiscal years ended December 31, 2018. Furthermore, the Company advises the Staff that the Company believes that the current disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section in Amendment No. 1 addresses all known material trends, favorable or adverse, that impact the Company.

8.    We note your disclosure that the decrease in your interest expense of $42 million or 13% when comparing your results for the year ended December 31, 2018 and December 31, 2107 were driven by changes in interest rates and outstanding principal balances. Given the material change in your interest expense between the periods presented, please further expand your disclosure to provide a more robust analysis of the underlying drivers behind the change in your interest expense. In that regard, it would appear that a discussion around your weighted average interest rates and weighted average outstanding balances would better help investors understand the material impacts to your interest expense between the periods presented. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response:    The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure on page 71 of Amendment No. 1 to include a more robust analysis of the underlying drivers behind the change in its interest expense, including a discussion of the impact of weighted average interest rates and changes in outstanding balances on interest expense, net for the periods presented.

Critical Accounting Policies, page 81

9.    We note that you view your revenue recognition policies related to your sales incentives as a critical accounting policy. Please further expand your disclosures to quantify the impact of your sales incentives on your results of operations for each of the periods presented including any outstanding accrual balances as of December 31, 2018 and 2017. If such incentive programs are not considered material, please state as such.

Response:    The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure on page 82 of Amendment No. 1 to quantify the impact of its sales incentives on the combined results of operations for each of the periods presented as well as to disclose the outstanding accrual balances reflected on the Company’s combined balance sheets as of December 31, 2018 and 2017.

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Ms. Sherry Haywood
Office of Manufacturing and Construction
Division of Corporate Finance
U.S. Securities and Exchange Commission	5	October 2, 2019

Executive Compensation, page 112

10.    We note that there are a number of blanks in this section. Please fill in the blanks in your next amendment.

Response:    The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure on pages 115, 116, 121, 122, 123 and 124 of Amendment No. 1 to complete the information in this section.

Certain Relationships and Related Party Transactions

Transactions to be Entered into in Connection with this Offering, page 124

11.    We note that you will enter into a number of agreements in connection with this offering. Please file all material agreements as exhibits to your registration statement.

Response:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will file all material agreements as exhibits to the Registration Statement in a subsequent amendment to the Registration Statement, prior to requesting that the Registration Statement be declared effective.

Class A and B Common Stock, page 130

12.    Describe the “certain transfers” that will not result in Class B common stock automatically converting into Class A common stock.

Response:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has determined to issue only one class of common stock, as reflected in Amendment No. 1.

Note 2—Summary of Significant Accounting Policies, page F-9

13.    We note your reference to your Reyvolution initiatives in Management’s Discussion and Analysis. If these initiatives represent exit or disposal activities referred to in ASC 420, please provide your accounting for the related costs and obligations as well as the disclosures required by ASC 420-10-50.

Response:    The Company respectfully acknowledges the Staff’s comment and, as noted above in response to comment 7, advises the Staff that its Reyvolution initiatives have been focused on: (i) growth and product innovation; (ii) operational cost reduction through automation and manufacturing process optimization initiatives; and (iii) material cost reduction through strategic sourcing initiatives.

   During the three fiscal years ended December 31, 2018, 2017 and 2016, the Company has undertaken certain rationalization projects, primarily with respect to its operations in Canada, that have resulted in the recognition of one-time employee termination benefits. The Company has accounted for these costs in accordance with ASC 420. These initiatives have resulted in the recognition of expenses of $4 million, $2 million and $1 million during the fiscal years ended December 31, 2018, 2017 and 2016, respectively. These amounts, which are reflected in Cost of sales and Selling, general and administrative expenses in the financial statements and which are further disclosed in Note 13 of the Company’s financial statements as part of the reconciliation between segment profitability and U.S. GAAP income before income taxes, represent less than 2% of income before income taxes in all periods. As of December 31, 2018, the outstanding liability in relation to these initiatives is less than $3 million, or 0.2% of total current liabilities.

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Ms. Sherry Haywood
Office of Manufacturing and Construction
Division of Corporate Finance
U.S. Securities and Exchange Commission	6	October 2, 2019

   Having considered these quantitative factors, and associated qualitative factors such as the fact that the Company does not expect to incur any significant additional expense in relation to these initiatives, the Company respectfully advises the Staff that there are no additional disclosures required in its combined financial statements in relation to these matters under ASC 420-10-50.

General

14.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:    The Company respectfully advises the Staff that, as the Company does not qualify as an Emerging Growth Company, to date, neither the Company nor anyone authorized on the Company’s behalf has engaged in any “testing the waters” activity or otherwise presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act.

15.    Please identify the underwriter(s) of the offering in the next amendment.

Response:    The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure on the cover and pages 34, 144, 145, 146 and 147 of Amendment No. 1 to identify the bookrunners of the offering.

* * *

Please do not hesitate to contact me at (212) 450-4658, (212) 701-5658 (fax) or byron.rooney@davispolk.com or Michael Kaplan at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com, or, if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Byron B. Rooney

Byron B. Rooney

cc:	Via E-mail

Lance Mitchell, Chief Executive Officer

Michael Graham, Chief Financial Officer

Craig F. Arcella, Esq.

Joseph D. Zavaglia, Esq.